SEYFARTH SHAW LLP
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April 30, 2010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Plan Investment Fund, Inc. (the “Company”)
Dear Sirs:
     In connection with the Post-Effective Amendment No. 29 to the Company’s Registration Statement on Form N-1A, No. 299584 (the “Amendment”) being filed with the Commission on the date hereof, we hereby represent that to the best or our knowledge the Amendment does not contain disclosures that would render it ineligible to become effective under paragraph (b) of Rule 485 under the Securities Act of 1933, as amended.
Very truly yours,
/s/ Robert F. Weber
Robert F. Weber
RFW/ko
cc: Mr. Dale E. Palka